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                             WASHINGTON, D.C. 20549

                      SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
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                                (Name of Issuer)


                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
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                   Translation of Name of Issuer Into English

        CLASS D COMMON SHARES, NOMINAL VALUE Bs. 36.90182224915 PER SHARE
             (the "Class D Shares") AMERICAN DEPOSITARY SHARES EACH
                 REPRESENTING SEVEN CLASS D SHARES (the "ADSs")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                  P3055Q103 (Class D Shares); 204421101 (ADSs)
                  --------------------------------------------
                                 (CUSIP Number)


        Marianne Drost, One Stamford Forum, Stamford, Connecticut 06904
                              Tel: (203) 965-2000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 16, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP NO. P3055Q103 (CLASS D SHARES);                                    PAGE 2
          204421101 (ADSs)



    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      GTE Venezuela Incorporated
                      I.R.S. Identification No. 13-3634506

    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                        (b) / /


    3        SEC USE ONLY



    4        SOURCE OF FUNDS

                      AF

    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)                                          / /

                      Not Applicable

    6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      State of Delaware

                              7       SOLE VOTING POWER
                                      Class D Shares:  52,759,000
       NUMBER OF                      ADSs:  7,537,000
        SHARES
     BENEFICIALLY             8       SHARED VOTING POWER
       OWNED BY                       Class D Shares:  None
         EACH                         ADSs:  None
       REPORTING
        PERSON
         WITH                 9       SOLE DISPOSITIVE POWER
                                      Class D Shares.  52,759,000
                                      ADSs:  7,537,000

                             10       SHARED DISPOSITIVE POWER
                                      Class D Shares:  None
                                      ADSs:  None

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  Class D Shares.  52,759,000
                  ADSs:  7,537,000

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                         / /

                      Not Applicable

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  Class D Shares:  15.1%
                  ADSs:  15.1%
    14       TYPE OF REPORTING PERSON

                      CO

                                  SCHEDULE 13D



CUSIP NO. P3055Q103 (CLASS D SHARES);                                    PAGE 3
          204421101 (ADSs)



    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      GTE Corporation
                      I.R.S. Identification No. 13-1678633

    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                        (b) / /


    3        SEC USE ONLY



    4        SOURCE OF FUNDS

                      WC

    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)                                          / /

                      Not Applicable

    6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      State of New York

                              7       SOLE VOTING POWER
                                      Class D Shares:  52,759,000
       NUMBER OF                      ADSs:  7,537,000
        SHARES
     BENEFICIALLY             8       SHARED VOTING POWER
       OWNED BY                       Class D Shares:  None
         EACH                         ADSs:  None
       REPORTING
        PERSON
         WITH                 9       SOLE DISPOSITIVE POWER
                                      Class D Shares:  52,759,000
                                      ADSs:  7,537,000

                             10       SHARED DISPOSITIVE POWER
                                      Class D Shares:  None
                                      ADSs:  None

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  Class D Shares:  52,759,000
                  ADSs:  7,537,000

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                         / /

                      Not Applicable

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  Class D Shares: 15.1%
                  ADSs: 15.1%

    14       TYPE OF REPORTING PERSON

                      CO

                  The following is an amendment to the Statement on Schedule 13D (the "Schedule 13D"), filed by GTE Corporation and GTE Venezuela Incorporated on December 9, 1996 in connection with the purchase by GTE Venezuela Incorporated of American Depositary Shares each representing seven Class D Shares nominal par value Bs. 36.90182224915 of Compania Anonima Nacional Telefonos de Venezuela (CANTV).



Item 1 of the Schedule 13D is amended in its entirety to read as follows:

ITEM 1.  SECURITY AND ISSUER

                  This statement on Schedule 13D relates to 7,537,000 American Depositary Shares (the "ADSs") each representing seven Class D Shares nominal value Bs. 36.90182224915 per share (the "Class D Shares") of Compania Anonima Nacional Telefonos de Venezuela (CANTV) (the "Issuer") owned beneficially by GTE Corporation through its indirect wholly-owned subsidiary GTE Venezuela Incorporated. CANTV has its principal executive offices at Edificio CANTV, Primer Piso, Avenida Libertador, Caracas, Venezuela. The ADSs are evidenced by American Depositary Receipts ("ADRs") issued under a Deposit Agreement dated as of November 27, 1996 among CANTV, Citibank, N.A., as depositary (the "Depositary"), and the holders and beneficial owners from time to time of ADRs issued thereunder. The principal executive offices of the Depositary are 111 Wall Street, New York, New York 10005.



Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  GTE Corporation made capital contributions aggregating approximately US$183,000,000 from its working capital to GTE International which in turn made capital contributions to GTE Venezuela in the same aggregate amount to enable GTE Venezuela to purchase the ADSs to which this Schedule 13D relates.



Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Persons and GTE International beneficially own 7,537,000 ADSs each representing seven Class D Shares. The Class D Shares represented by these ADSs represent approximately 15.1% of the total number of outstanding Class D Shares on December 10, 1996 (after taking into account the issuance of 5,100,000 ADSs, representing 35,700,000 Class D Shares, pursuant to the exercise on that date of the Underwriters' option to purchase additional shares to cover overallotments) or approximately 5.3% of the Issuer's total share capitalization. To the best of the Reporting Persons' knowledge, none of the persons listed in Schedule A hereto owns beneficially any Class D Shares or ADSs representing Class D Shares, except as follows:


                                          ADSs
NAME AND POSITION                   OWNED BENEFICIALLY        % OF CLASS D SHARES REPRESENTED
-----------------                   ------------------        -------------------------------
Charles R. Lee,                          11,000                         *
  Chairman, Chief
  Executive Officer
  and Chief Operating
  Officer,
  GTE Corporation;
  Director,
  GTE Corporation

Kent B. Foster,                           1,000                         *
  President,
  GTE Corporation;
  Director,
  GTE Corporation

Michael T. Masin                          4,350                         *
  Vice Chairman and
  President-
  International,
  GTE Corporation;
  Director,
  GTE Corporation

Robert C. Calafell,                       2,000                         *
  Senior Vice
  President-Corporate
  Planning and
  Development,
  GTE Corporation

Armen Der                                 1,000                         *
  Marderosian, Senior
  Vice President-
  Technology and
  Systems,
  GTE Corporation

Dan J. Cohrs,                             1,000                         *
  Treasurer,
  GTE Corporation

John P.Z. Kent, Vice                        500                         *
  President-Taxes,
  GTE Corporation

James R. Barker,                          8,100                         *
  Director,
  GTE Corporation

Russell E. Palmer,                        1,000                         *
  Director,
  GTE Corporation

Bruce E. Haddad,                          4,350                         *
  President,
  GTE Venezuela

Alfred C. Giammarino,                     2,000                         *
  Vice President-Finance and Planning
  GTE Venezuela


                                                                               6

Andrew T. Jones,                          4,000                        *
  Vice President,
  GTE Venezuela
---------------
*Less than .1%.


    (b) The Reporting Persons and, to the best of the Reporting Persons' knowledge, the persons listed in the above chart each has the sole power to vote and the sole power to dispose of the ADSs and the Class D Shares represented thereby as held by each of them.

    (c) In the past sixty days from the date of this statement, the Reporting Persons acquired ADSs each representing seven Class D Shares as follows:


DATE OF ACQUISITION*      NUMBER OF ADSs ACQUIRED            TRADE DATE        PRICE PER ADS    PLACE AND MANNER OF ACQUISITION
-------------------       -----------------------            ----------        -------------    -------------------------------
November 27, 1996              4,350,000                         N.A.            US$23.000      Purchase in initial public offering

November 27, 1996                188,000                   November 22, 1996        25.125      Purchase in an open market
                                  45,000                           "                25.250      transaction effected on the New
                                  36,000                           "                25.375      York Stock Exchange
                                  40,000                           "                25.500                 "
                                  25,000                           "                25.625                 "
                                 304,000                           "                25.750                 "
                                 941,700                           "                25.875                 "
                                 212,300                           "                26.000                 "
                                  88,000                           "                26.125                 "
                                  20,000                           "                26.250                 "
                                 179,600                   November 25, 1996        25.500                 "
                                  10,400                           "                25.625                 "
                                   5,000                           "                25.750                 "
                                  50,000                   November 25, 1996        25.000                 "
                                  80,000                           "                25.125                 "
                                  10,000                           "                25.375                 "
                                   5,000                           "                25.500                 "
                                   8,000                           "                25.625                 "
                                  37,000                           "                25.750                 "

December 2, 1996                   1,000                   December 2, 1996         25.500                 "
                                   1,500                           "                25.625                 "
                                   7,500                           "                25.750                 "
                                  16,500                           "                25.875                 "
                                  63,500                           "                26.000                 "

December 4, 1996                   5,000                   December 4, 1996         26.375                 "
                                  20,000                           "                26.500                 "
                                  10,000                           "                26.625                 "
                                  39,500                           "                26.750                 "
                                  24,000                           "                26.875                 "
                                  16,500                           "                27.000                 "

December 6, 1996                  50,000                   December 6, 1996         26.500                 "
                                  48,600                           "                26.625                 "
                                  16,000                           "                26.750                 "
                                  24,000                           "                26.875                 "
                                  16,400                           "                27.000                 "

December 9, 1996                  31,000                   December 9, 1996         27.000                 "

December 11, 1996                 46,000                   December 11, 1996        26.375                 "
                                   8,000                           "                26.500                 "
                                  15,000                           "                26.625                 "
                                  22,000                           "                26.750                 "
                                   5,000                           "                26.875                 "

                                                                              7

December 12, 1996                 50,000                   December 12, 1996        26.000                  "
                                  30,000                           "                26.125                  "
                                  34,000                           "                26.250                  "
                                  15,000                           "                26.375                  "
                                  15,000                           "                26.500                  "
                                  10,000                           "                26.625                  "
                                  31,000                           "                26.750                  "

December 13, 1996                  8,000                   December 13, 1996        25.875                  "
                                  93,000                           "                26.000                  "
                                  12,000                           "                26.125                  "

December 16, 1996                  5,000                   December 16, 1996        26.250                  "
                                  62,000                           "                26.375                  "
                                  15,000                           "                26.500                  "

December 17, 1996                 17,400                   December 17, 1996        26.500                  "
                                  17,600                           "                26.625                  "



--------------------------

*Later of November 27 (closing date for sale of shares in initial public offering) or trade date.

    In the past sixty days from the date of this statement, the persons listed in paragraph (a) above acquired ADSs each representing seven Class D Shares as follows:


NAME OF PURCHASER       DATE OF ACQUISITION*  NUMBER OF ADSs   TRADE DATE       PRICE PER ADS   PLACE AND MANNER OF ACQUISITION
-----------------       -------------------   --------------   ----------       -------------   -------------------------------
Charles R. Lee            November 27, 1996         11,000         N.A.             $23.00      Purchase in initial public offering
Kent B. Foster                    "                  1,000          "                  "                        "
Michael T. Masin                  "                  4,350          "                  "                        "
Robert C. Calafell                "                  2,000          "                  "                        "
Armen Der Marderosian             "                  1,000          "                  "                        "
Dan J. Cohrs                      "                  1,000          "                  "                        "
John P.Z. Kent                    "                    500          "                  "                        "
James R. Barker                   "                  3,000          "                  "                        "
                                  "                  5,100     November 22, 1996     25.125     Purchase in an open market
                                                                                                transaction effected on the New York
                                                                                                Stock Exchange
Russell E. Palmer                 "                  1,000         N.A.              23.00      Purchase in initial public offering
Bruce E. Haddad                   "                  4,350          "                  "                        "
Alfred C. Giammarino              "                  2,000          "                  "                        "
Andrew T. Jones                   "                  4,000          "                  "                        "


------------------------

*Later of November 27 (closing date for sale of shares in initial public offering) or trade date.


(d)     Inapplicable.

(e)     Inapplicable.

                                                                               8
SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          GTE CORPORATION

Date:  December 17, 1996                        By:  /s/ MARIANNE DROST
                                                     ------------------
                                                     Marianne Drost, Secretary


                                          GTE VENEZUELA INCORPORATED

Date:  December 17, 1996                        By:  /s/ MARIANNE DROST
                                                   ------------------
                                                     Marianne Drost, Secretary